March 28, 2005


Mail Stop 0409 via U.S. Mail and Fax (770) 246-7941

Mr. Morris E. Van Asperen
Chief Financial Officer
Color Imaging, Inc
4350 Peachtree Industrial Blvd. Suite 100
Norcross, GA 30071

Re:	Color Imaging, Inc
	Form 10-K for the year ended December 31, 2004
      File No. 000-18450

Dear Mr. Van Asperen:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9 A. Controls and Procedures, Page 53
1. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
2. You also state that "Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control system, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdown can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions." Pursuant to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, if management decides to include a discussion of reasonable assurance, the discussion must be presented in a manner that does not make the disclosure in the report confusing. Your statements regarding "no assurance" appear to contradict your discussion of reasonable assurance. Please explain or revise accordingly.
3. We note your disclosure that your management "concluded that our disclosure controls and procedures were effective in timely alerting them to material information relating to Color imaging required to be included in our periodic SEC filings." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in these reports is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-5(e).
4. We note your statement that "Although we concluded that our disclosures controls and procedures were effective at the end of fiscal 2004 and in each interim period of fiscal 2004, we recognized that further improvements could be made with regard to purchasing and receiving. During 2004 the improvements made to our internal controls included: the updating of our policies for disclosure controls and financial reporting and the commencement of the updating of the procedures and tests to be implemented during 2005 in compliance with SOX 404." Please provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.
5. In consideration of the above comments, please revise your discussion of your controls in the Risk Factors section on page 15 and 16 of your filing.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Thomas Flinn, Staff Accountant, at (202)
842-
5225 or the undersigned at (202) 942-1975 if you have questions.



						Sincerely,



Cicely D. Luckey
Senior Staff Accountant




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Color Imaging, Inc.
March 28, 2005
Page 4